PHILADELPHIA MORTGAGE CORPORATION
                   2059 E. Royal Harvest Way
                   Salt Lake City, Utah 84121


October 19, 2004

Mr. John D. Reynolds
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Mail Stop 0511

Re:  Philadelphia Mortgage Corporation, a Nevada corporation (the "Company")
      Commission File No. 0-50951

Dear Mr. Reynolds:

     I am writing this letter in response to your comment letter, dated October 6, 2004, regarding the Company's 10-SB Registration Statement. Please be advised that we are aware of our responsibility for the adequacy and accuracy of the disclosure in all SEC filings. We are also aware that staff comments or subsequent changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. We are further aware that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, and that the Commission's Division of Enforcement has access to all the information we provide to the staff or the Commission's Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

                          Yours truly,

Date: 10/22/2004                               /s/Quinton Hamilton
     -----------                               -----------------------
                                               Quinton Hamilton
                                               President and
                                               Director